Exhibit 99.1

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION PROVIDES DISCLOSURE UNDER

THE RULES OF THE PHILIPPINE STOCK EXCHANGE

March 20, 2013 – Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities, announces that its subsidiary, Melco Crown (Philippines) Resorts Corporation, a company whose shares are listed on the Philippine Stock Exchange (“PSE”), has provided disclosure under the rules of the PSE.

DISCLOSURE

Melco Crown (Philippines) Resorts Corporation1 (the “Company” or “MCP Resorts”) hereby discloses certain material non-public information:

Background

Philippine Amusement and Gaming Corporation (“PAGCOR”) issued a provisional license (the “Provisional License”) for the development of an integrated casino, hotel, retail and entertainment complex within the Bagong Nayong Pilipino-Entertainment City Manila (the “Project”) on December 12, 2008 to SM Investments Corporation (“SMIC”), SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively, the “SM Affiliates” and PremiumLeisure Amusement Inc. (“PLAI”)). On November 23, 2011, PAGCOR approved the inclusion of Belle Corporation (“Belle”) as a licensee under the Provisional License. On October 25, 2012, MCE Leisure (Philippines) Corporation (“MCE Leisure”), MCE Holdings (Philippines) Corporation (“MCE Holdings”), MCE Holdings No. 2 (Philippines) Corporation (“MCE Holdings No. 2”) (collectively, the “MCE Parties”) entered into, among others, a Cooperation Agreement with SMIC (for itself and on behalf of the other members of the SM Affiliates), PLAI and Belle in connection with the development of the Project (the “Cooperation Agreement”). The Cooperation Agreement took effect upon the fulfillment of certain conditions of the Closing Arrangement Agreement dated October 25, 2012 (“Closing Arrangement Agreement”) by and between the MCE Parties, SMIC (for itself and on behalf of the other members of the SM Affiliates), PLAI, Belle and others (“Closing”). Upon Closing, SMIC, Belle and PLAI (the “SM Parties”), MCE Holdings, MCE Holdings No. 2 and MCE Leisure together became the Provisional Licensees. Pursuant to a letter dated October 25, 2012, PAGCOR approved the appointment of MCE Leisure as a licensee, as well as the “special purpose entity” that will operate the casino business and act as the sole and exclusive representative of the Provisional Licensees for the purposes of the Provisional License to be effective upon Closing. Closing occurred on March 13, 2013. As a result, the appointment of MCE Leisure as a Provisional Licensee and special purpose entity and sole and exclusive representative of the Provisional Licensees has become effective from March 13, 2013.

Proposed Transactions

The Company has taken steps to engage in gaming operations and participate in the Project by acquiring all of the equity interests of MCE (Philippines) Investments Limited (“MCE Investments”) in MCE Holdings (the “Asset Acquisition”). MCE Holdings owns 100% of MCE Holdings No. 2, which in turn, owns 100% of MCE Leisure. For this purpose, the Company entered into a Share Subscription and Sale Agreement with MCE Investments on March 20, 2013, pursuant to which: (1) the Company acquired all the equity interests of MCE Investments in MCE Holdings, consisting of 147,894,500 issued and outstanding common shares with a par value of Php 1.00 (approximately US$0.0246 or HK$0.1912) per share (the “Sale Shares”), at a consideration of Php 7,198,590,000 (approximately US$177 million or HK$1,377 million); and (2) the Asset Acquisition is funded (i) using the proceeds from the proposed increase in capital stock of the Company from Php 900 million (approximately US$22 million or HK$172 million) to Php 5.9 billion (approximately US$145 million or HK$1,128 million), out of which MCE Investments has subscribed to at least 25 percent of such increase in capital stock; and (ii) the proceeds from the equity offering to be conducted by the Company, including but not limited to a placing and subscription transaction. The increase in capital stock of the Company was approved by the Stockholders on February 19, 2013 and will be submitted to the Securities and Exchange Commission (“SEC”) for approval. The Asset Acquisition took place on March 20, 2013. Consequently, MCE Holdings became a direct wholly owned subsidiary of the Company, and MCE Holdings No. 2 and MCE Leisure became wholly owned indirect subsidiaries of the Company.

The Company, together with its controlling shareholder, MCE Investments, intends to raise capital from the market through a placing and subscription transaction (the “Top-Up Transaction”). The first part of the Top Up Transaction (the “Offer”) consists of the offer and sale of common shares of stock of the Company by MCE Investments of a portion of its existing shares in the Company (the “Offer Shares”): (a) primarily offshore to investors outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and within the United States to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act; and (b) to a limited extent, domestically to persons who are qualified buyers pursuant to Section 10.1(l) of the Securities Regulation Code (“SRC”). In connection with the Offer, MCE Investments plans to grant an over-allotment option of the Offer Shares to a stabilizing agent.

[1]	Formerly, Manchester International Holdings Unlimited Corporation.

The second part of the Top-Up Transaction consists of the concurrent subscription by MCE Investments, and the issuance by the Company to MCE Investments, of new shares in the same number and at the same price as the shares sold in the Offer and the shares subject of the Over- Allotment Option (the “Subscription”), on the closing dates of the Offer and the Over-Allotment Option, respectively. The Company shall seek the approval of the Philippine Stock Exchange (“PSE”) for the listing of such new Shares being sought as soon as practicable thereafter.

The Project

1.	Overview[2]

Once completed, the Project is expected to be one of the Philippines’ leading integrated tourism resorts in Entertainment City at the time of its planned opening in mid-2014. The Project is located on an approximately 6.2-hectare site in Entertainment City complex in Paranaque City, which is close to Metro Manila’s international airport, central business districts and the Mall of Asia, one of the world’s largest shopping malls. The Project is currently under construction.

Upon completion and subject to final property design, the Project is expected to have approximately 20,100 sq.m. of aggregate gaming space, with approximately 1,451 slot machines and 242 gaming tables, six hotel towers with approximately 967 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The Project is also expected to feature three separate entertainment venues, including a Family Entertainment Center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive dome-like structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the Project. In total, the Project’s gaming and non-gaming areas are expected to encompass a gross floor area of approximately 300,100 sq.m. To complete the design and fit-out work of the Project, the Company has engaged Leigh & Orange (Hong Kong) Limited and intends to engage other consultants with significant experience in gaming and resort development, including D’ Consult International Inc., Westar Architects International Limited and ASYA Design Partner. The Company has appointed Leighton Contractors (Philippines) Inc. as construction manager.

Construction on the Project commenced in March 2010. The Project’s general piling work, building shells, building services and primary distribution installation of the main building were completed by October 2012. Construction on the main building’s podium facade and other external works are expected to begin in the second quarter of 2013 and to be completed by mid-2014. As of this date, construction has commenced on the connecting structure, including piling works, and the Company expects construction on the connecting structure to be completed by mid-2014.

Of the investment commitment under the Provisional License, approximately US$ 750 million (approximately HK$5.8 billion) consists mainly of (a) the estimated fair value of the land contributed by Belle subject to final approval by PAGCOR, and (b) construction costs for the Project’s main building and connecting structure. Of the construction costs, Belle will be primarily responsible for any construction and related costs for the building structures and utilities, while MCE Leisure will be responsible for fit-out costs such as furniture, fixtures and equipment.

MCE Leisure intends to engage consultants necessary for the interior design of, among others, the hotels, gaming areas, lighting, landscape and podium façade of the Project. Open tenders have also been issued/returned for the mock-up of the hotel rooms and are currently under project management assessment. Issuance of various works packages tender and supply tenders are imminent, with commencement of works expected around second quarter of 2013.

[2]	The key operating statistics are estimates and are subject to change.

The Company will implement a clear operational plan to ensure that the Project is ready for operation once construction and fit-out work have been completed. The Company expects to complete all of the significant pre-launch activities ahead of the Project’s expected opening in mid-2014. The following table illustrates the general critical path plan for various workstreams:

Development	Construction
	Dec 2012	Q2 2013	Q3 2013	Property opening
Pre-opening

Facility and operations readiness	Critical path planning	Critical path management (if applicable)

Brand image and marketing	Brand development	Brand awareness campaign	Pre-opening campaign	Opening campaign

Staff	HR planning	Recruitment	Mass hiring	Training

Systems	IT systems selection	Negotiation and contract	Installation and programming	Testing and training

Gaming operations	Casino operations planning	Finalized designs and offerings	Recruitment and mass hiring	Mock casino dealer training school

Gaming marketing	Casino marketing planning	Marketing team recruitment	Development & launch of casino marketing initiatives

2.	Fees payable to PLAI

Under the terms of an Operating Agreement signed on March 13, 2013, PLAI will be entitled to receive from MCE Leisure agreed upon monthly payments consisting of the following in consideration of MCE Leisure’s appointment as the “special purpose entity” and sole and exclusive representative of the Provisional Licensees under the Provisional License:

1.	an agreed percentage not exceeding (i) one-half of the Project’s Mass Market gaming EBITDA (after deductions comprising 2% management allowance, Mass Market operating expenses and an agreed deductible not exceeding 7%) or (ii) 15% of the Project’s net Mass Market gross gaming revenues (after deduction of amounts for PAGCOR non-VIP license fees), whichever is higher; and

2.	an agreed percentage not exceeding (i) one-half of the Project’s VIP gaming EBITDA (after deductions comprising 2% management allowance, VIP operating expenses and an agreed deductible not exceeding 7%) (“VIP EBITDA”) or (ii) 2% of the Project’s net VIP gross gaming revenues (after deduction of amounts for PAGCOR VIP license fees, VIP commissions and incentives, as well as VIP bad debt expenses) (“VIP Net Win”), whichever is higher (the “VIP Monthly Payment”).

In addition, PLAI is entitled to an additional VIP payment calculated by taking (i) the higher of 5% of VIP Net Win and VIP EBITDA over the previous 24-month period ending December 31, and subtracting (ii) the sum of all VIP Monthly Payments made over the same period (the difference between (i) and (ii) the “Additional VIP Payment”). Negative Additional VIP Payments may be deducted from succeeding periods’ VIP Monthly Payments.

Meanwhile, MCE Leisure will retain all revenues from the non-gaming operations of the Project.

In addition, under a Lease Agreement dated October 25, 2012 entered into by Belle and MCE Leisure and which took effect on Closing, Belle will be entitled to receive rental payments. The Lease Agreement sets out the terms on which Belle has agreed to lease the land and building shells to be used in the Project (the “Leased Premises”) to MCE Leisure. Pursuant to this Lease Agreement, rent is payable on a monthly basis, and the amounts are based on a fixed schedule of rates increasing each year as shown in the table below. After a certain period, the annual rent will be re-rated as follows:

(i)	on December 31, 2021 in the case of the land and Phase 1 Building — increased/decreased to the same proportion as the change between the average Consumer Price Index (“CPI”) for the 12-month period ending December 31, 2021 and the average CPI for the 12-month period ending December 31, 2020; and

(ii)	on December 31, 2022 in the case of the land, Phase 1 Building and Phase 2 Building — increased/decreased to the same proportion as the change between the average CPI for the 12-month period ending December 31, 2022 and the average CPI for the 12-month period ending December 31, 2021; and

(iii)	subsequent years’ annual rental review for the land, Phase 1 Building and Phase 2 Building — increased/decreased to the same proportion as the change between the average CPI for the 12-month period ending on the review date and the average CPI for the 12-month period ending on the prior anniversary of the relevant review date.

(PHP m)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Land and Phase 1 Building	878.0	1,106.3	1,183.7	1,266.6	1,393.2	1,532.5	1,685.8	1,854.4	2,039.8	—	[3]
Phase 2 Building	24.9	370.5	389.7	417.0	446.2	490.8	539.8	593.8	653.2	718.5
Total Rent (VAT exclusive)	902.9	1,476.8	1,573.4	1,683.6	1,839.4	2,023.3	2,225.6	2,448.2	2,693.0	718.5

“Phase 1 Building” pertains to the building located on the land and comprised of six (6) hotel tower blocks sitting on a three (3) storey gaming/retail podium structure, while “Phase 2 Building” pertains to the building located on the land and comprised of nine (9) storey podium structure consisting of car park, family entertainment centre, ballroom, F&B and retail outlets, and a connecting bridge to Phase 1 Building on Level 2 and the featured “Egg” structure over the nightclub located on the bridge.

[3]	Subject to re-rating discussed above.

3.	Business Strategies, Competitive Strengths and Management Team

The Company plans to implement the following business strategies:

a)	Deliver a first class experience to all customer segments

•	provide superior product offering and consistently high service quality

•

leverage Melco Crown Entertainment’s extensive pan-Asian client base and marketing network, and the strong domestic platform of Belle Corporation of the SM Group, one of the leading developers of high-end residential and leisure properties in the Philippines

b)	Leverage Melco Crown Entertainment’s existing network of gaming promoters and VIP customers to attract inbound Asian VIP customers

c)	Develop comprehensive marketing and customer loyalty programs and systems

•	develop a strong iconic brand for both gaming and non-gaming customers creating a “must-visit” destination within Manila and the Philippines

•	leverage tailored customer loyalty programs, which are designed to drive repeat visits and spending at the Project

•	employ a tiered loyalty approach to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution

•	utilize sophisticated analytical programs to track the behavior and spending patterns of its gaming patrons

d)	Ensure timely opening through strong execution of development plans

•	ensure that the Project is completed within budget and on time for opening by mid-2014

•	ensure that the Project delivers a full-service, world-class gaming experience to all customers from day one, further improving word of mouth and customer loyalty to the Project

e)	Focused targeting of local clientele by leveraging location and appealing service offerings

•

take advantage of the Project’s location at the gateway into Entertainment City, with its proximity to public transportation linkages and popular local destinations with significant foot traffic, by offering Mass Market Players Services such as exclusive free shuttle bus services to Entertainment City

•

follow a well-defined strategy, providing innovative gaming products, entertainment offerings, and customer service levels for each targeted subcategory of its clientele, so as to differentiate itself from its competitors

f)	Leverage strong tourism growth in the Philippines

•

capture the strong tourism visitation growth expected in the Philippines, in particular with respect to visitors from China, Korea and Japan by leveraging Melco Crown Entertainment’s brand, existing client database and Asian sales network

g)	Utilize its gaming license to maximize business and revenue potential

•

identify and capture the most attractive growth opportunities within the Philippines, in part by leveraging the SM Parties’ familiarity with the domestic markets, and will continue to explore possible joint projects

In addition, the Company believes that the Project has the following competitive strengths:

•	Well-positioned to capitalize on the Philippines’ status as one of the most attractive emerging gaming markets in Asia

•

The only company in the Philippines backed by a best-in-class operator with a positive execution track record in Macau, strong relationships with gaming promoters and a well- established international customer base

•	Strong cooperative relationship with the SM Parties as co-licensees, one of the leading business groups in the Philippines

•	Differentiated integrated luxury resort offering innovative gaming and entertainment offerings to drive visitation

•	Prime location at the gateway into Entertainment City, providing an early-mover advantage

•	Premier management and development team with a strong execution track record and high visibility of project completion

The Board of Directors of the Company includes:

Yuk Man (Clarence) Chung

Clarence was appointed as Director of Melco Crown Entertainment Limited (“MPEL”) in November 2006 and has been an Executive Director of Melco International since May 2006. Clarence has also served as the Chairman and Chief Executive Officer of Entertainment Gaming Asia Inc., a NASDAQ listed company, since October 2008. Clarence has more than 20 years of experience in the finance industry in various capacities as a Chief Financial Officer, a private equity fund manager and a merger and acquisition specialist. Clarence holds a Master’s Degree in Business Administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology, and a Bachelor’s Degree in Business Administration from the Chinese University of Hong Kong. He is also a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

William Todd Nisbet

Todd joined the Crown Limited team in October 2007. In his role as Executive Vice President — Strategy & Development, Todd is responsible for all project development and construction operations of Crown Limited. Todd is also a Director of MPEL and Studio City International Holdings Limited. From August 2000 through to July 2007, Todd held the position of Executive Vice President – Project Director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited. Serving this role with Wynn, Todd was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Todd was the Vice President of Operations for Marnell Corrao Associates. During his 14 years at Marnell Corrao (1986 to 2000), Todd was responsible for managing various aspects of the construction of Las Vegas’ properties. Todd holds a Bachelor of Science Degree in Finance from the University of Nevada, Las Vegas.

4.	Key Terms in the Provisional License

Some of the requirements and provisions imposed by the Provisional License include the requirement, among others:

a.	to pay license fees monthly to PAGCOR;

b.	not to exceed a 70:30 debt-to-equity ratio;

c.	to invest U.S.$1.0 billion (approximately HK$7.8 billion) in the Project (of which the Company is responsible for at least U.S.$500.0 million (approximately HK$3.9 billion) and the Belle, SMIC and PLAI are responsible for contributing at least U.S.$500.0 million, as set forth under the Cooperation Agreement). PAGCOR has required that U.S.$650.0 million (approximately HK$5,057 million) or 65.0% of the U.S.$1.0 billion (approximately HK$7.8 billion) investment commitment be fully utilized and invested in the Project by its opening (which is expected to occur in mid-2014), and the remaining U.S. $350.0 million (approximately HK$2,723 million) be invested within three (3) years of casino opening, subject to further discussion with PAGCOR;

d.	to hire at least 95.0% of the Project’s total employees in the Philippines;

e.	to ensure at least 40.0% of the Project’s gaming employees are exclusively supplied by PAGCOR;

f.	to purchase at least 90.0% of its furniture and fixtures from Philippine manufacturers;

g.	to deposit U.S.$100.0 million (approximately HK$778 million) in an escrow account and maintain a minimum balance of U.S.$50.0 million (approximately HK$389 million) at all times;

h.	to remit 2.0% of casino revenues generated other than from gaming promoters to a foundation approved by PAGCOR that is devoted to the restoration of Philippine cultural heritage;

i.	to submit a bank guarantee, letter of credit or surety bond to PAGCOR in the amount of Php 100 million (approximately US$2.44 million or HK$19 million);

j.	to secure from PAGCOR a Notice to Commence Casino Operations prior to the casino opening/commencement of casino operations; and

k.	to pay PAGCOR a fee equivalent to 5.0% of non-gaming revenue received from all food and beverage, retail and entertainment outlets of the Project (excluding revenues in connection with hotel operations).

Under the Provisional License, upon commencement of operations, the Provisional Licensees are required to remit to PAGCOR, on a monthly basis, license fees equal to:

a)	15.0% of casino revenues generated from High Roller tables (as defined in the Provisional License);

b)	25.0% of casino revenues generated from non-High Roller tables (as defined in the Provisional License) and from slot and other electronic gaming machines;

c)	15.0% of casino revenues generated from Junket Operation (as defined in the Provisional License); and

d)	25.0% of casino revenues generated from slot machines and electronic gaming machines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.